UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **April 15, 2016**

AMERICAN INDEPENDENCE CORP.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 3.01   Failure to Satisfy a Continued Listing Rule or Standard

On April 15, 2016, American Independence Corp. (the "Company") received notice (the "Notice") from the Listing Qualifications Department of The NASDAQ Stock Market ("Nasdaq") indicating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company has not yet filed its Form 10-K for the period ended December 31, 2015 (the "Form 10-K").

Nasdaq indicated that the Company has 60 days to submit a plan to regain compliance. If Nasdaq accepts the Company's plan, it may grant an exception of up to 180 calendar days from the Form 10-K's due date, or October 11, 2016, to regain compliance.

The Company issued a press release on April 15, 2016 disclosing receipt of the Notice, a copy of which is attached hereto as Exhibit 99.1.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

        99.1   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *David T. Kettig*   Date: April 15, 2016
David T. Kettig
President